UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 12)

RINKER GROUP LIMITED

(Name of Subject Company)

RINKER GROUP LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares

American Depositary Shares, each representing the right to receive five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)

American Depositary Shares (CUSIP: 76687M101)

(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel & Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067, Australia
+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker”) with the Securities and Exchange Commission on November 28, 2006 (as amended, the “Statement”) relating to the offer by CEMEX Australia Pty Ltd., a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de. C.V., to purchase all of the ordinary shares of Rinker including Rinker’s American Depositary Shares which each represents the right to receive five Rinker Shares.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 9.                                        Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(26)	News Release: Rinker Announces Acquisition of Hard Rock Quarries and Sand Mines in North Queensland

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2007	RINKER GROUP LIMITED.

	By:	/s/ THOMAS BURMEISTER
		Name:	Thomas Burmeister
		Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(26)	News Release: Rinker Announces Acquisition of Hard Rock Quarries and Sand Mines in North Queensland